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This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated November 25, 1998 and the related Letter of Transmittal and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of EM Acquisition Corp. by Bear, Stearns & Co. Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of

CN Biosciences, Inc.
at
$25.00 Net Per Share
by
EM Acquisition Corp.,

a wholly owned subsidiary of EM Industries, Incorporated, an indirect subsidiary of Merck KGaA, Darmstadt, Germany

EM Acquisition Corp., a Delaware corporation ("Purchaser") and wholly owned subsidiary of EM Industries, Incorporated, a New York corporation ("Parent"), is offering to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of CN Biosciences, Inc., a Delaware corporation (the "Company"), at $25.00 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Parent is an indirect subsidiary of Merck KGaA, Darmstadt, Germany, a corporation organized under the laws of Germany.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 23, 1998, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (A) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which represents at least a majority of the outstanding Shares on a fully diluted basis, and (B) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any similar applicable foreign laws.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 18, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than each Share held in the treasury of the Company and each Share owned by Parent or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time, and Shares issued and outstanding immediately prior to the Effective Time and held by a holder who has demanded and perfected his demand for appraisal of his Shares in accordance with the DGCL, including Section 262 thereof, and as of the Effective Time has neither effectively withdrawn nor lost his right to such appraisal) will be converted into the right to receive $25.00 in cash, without interest.

In connection with the Merger Agreement, Parent and Purchaser have entered into a Stockholder Agreement, dated as of November 18, 1998, with Warburg, Pincus Investors, L.P. (the "Selling Stockholder"), which beneficially owns 2,248,485 Shares, or approximately 39.3% of the issued and outstanding Shares, pursuant to which, among other things, the Selling Stockholder has agreed to tender its Shares in the Offer, and has granted to Parent or Purchaser, as Parent may designate, an option to purchase such Shares under certain circumstances.

The Board of Directors of the Company has unanimously approved the Offer and the Merger Agreement and has determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, and unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn if, as and when Purchaser gives oral or written notice to the Depositary (as defined in the Offer to Purchase) of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, or in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required under the Letter of Transmittal. All questions as to form and validity (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole discretion, whose determination will be final and binding. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any extension of the Offer or delay in making such payment.

The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Wednesday, December 23, 1998, unless and until Purchaser, in its sole discretion (in accordance with the terms of the Offer but subject to the limitations of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

Purchaser expressly reserves the right, in its sole discretion (but subject to the terms of the Merger Agreement and applicable laws), at any time and from time to time, and regardless of whether or not any of the events set forth in Section 14 of the Offer to Purchase shall have occurred, to (i) extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and (ii) amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. There can be no assurance that the Purchaser will exercise its right to extend the Offer (other than as may be required by applicable laws). Any such extension will be followed by a public announcement thereof by no later than 9:00 a.m, New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such Shares. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service.

Except as otherwise provided below or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 23, 1999. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date. All questions as to form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to holders of Shares whose names appear of record on the Company's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

The information required to be disclosed by Paragraph (e)(1)(vii) of Rule 14d-6 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their addresses and telephone numbers set forth below. Additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below. No fees or commissions will be paid to brokers, dealers or other persons (other than the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:
D.F. King & Co., Inc.
77 Water Street
New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll Free: (800) 290-6432

The Dealer Manager for the Offer is:
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167

Toll Free: (877) 478-9530
November 25, 1998